TAG Oil Provides Corporate and Drilling Update

Vancouver, British Columbia – June, 11 2008 - TAG Oil Ltd. (TSX-V: TAO/ OTCBB: TAGOF), a producing oil and gas company operating in New Zealand, announced today that the Cheal A6 well has commenced drilling today from the Cheal “A” site where the Cheal Production Station resides. The A6 well is targeting the same oil producing Mt. Messenger sands that are currently generating revenue for TAG. Drilling is expected to take approximately 14 days, followed with the drilling of the Cheal A7 well.

Garth Johnson, TAG Oil Chief Executive Officer said, “We are pleased to be drilling at a time of record high oil prices. Successful drilling and completion of these A6 and A7 wells would capture additional reserves and provide an immediate increase in cash flow. Together with this cash flow and existing working capital, TAG can progress further development at Cheal and in TAG’s other high-graded Taranaki exploration acreage.”

TAG Oil also reports that, Mr. John Vaccaro has consented to act as a director of the Company effective immediately.

Mr. Vaccaro has over 20 years of experience in the financial services industry and until 2006 he was a senior investment executive with major international brokerage firms where he directed and provided investment consulting to high net worth individuals as well as corporate and institutional clients. Since 2006, Mr. Vaccaro has established a private client consulting practice in the financial services sector.

Mr. Vaccaro is a member of the Fellowship Canadian Securities Institute and holds a diploma from the University of British Columbia in Urban Land Economics with double Majors.

About TAG Oil
TAG Oil Ltd. is a new oil and gas producer in the Taranaki Basin, New Zealand. TAG, is well funded, debt free and is poised to grow through production, development and exploration drilling on the Company’s high-graded Taranaki exploration acreage.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.